SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                  COMMONWEALTH INDUSTRIES, INC.
      ----------------------------------------------------
                        (Name of Issuer)


                  Common Stock ($.01 par value)
            ----------------------------------------
                 (Title of Class of Securities)

                           20290410-8
                       ------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
       John R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
              ------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)


                        February 19, 1999
                    ------------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)  Sole Voting Power              1,500,000
Shares
Beneficially        8)  Shared Voting Power                 0
Owned
by Each             9)  Sole Dispositive Power         1,500,000
Reporting
Person With:        10) Shared Dispositive Power            0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,500,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13)  Percent of Class Represented by Amount in Row (11)

     9.41%

14)  Type of Reporting Person

     IN

ITEM 1.   SECURITY AND ISSUER

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of Commonwealth Industries, Inc. (the "Issuer"), whose address is 500 West Jefferson Street, Louisville, Kentucky 40202.

ITEM 2.   IDENTITY AND BACKGROUND

     (a through f) This statement is being filed on behalf of the John R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"). The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     Mr. Simplot has not during the past five years been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Trust purchased the shares of Stock reported in Item 5 with personal funds of the Trust and with funds provided pursuant to customary margin arrangements between the Trust and Merrill
Lynch.

ITEM 4.   PURPOSE OF TRANSACTION

     Investment.

     (a) Mr. Simplot may from time to time seek to increase, reduce or dispose of his investment in the Stock in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, developments affecting the Issuer and Mr. Simplot, other opportunities available to Mr. Simplot and other considerations. Mr. Simplot intends, from time to time, to review his investment in the Issuer and to take such action with respect to the Issuer as he considers desirable in light of the circumstances then prevailing.

     (b - j)  Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a - b) As of February 26, 1999, the Trust owned 1,500,000 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended September 30, 1998 (the "10-Q"), the shares owned constitute approximately 9.41% of the 15,944,000 shares of Stock outstanding, as reported in the 10-Q.

     (c) During the 60 days prior to and including February 26, 1999, the Trust acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


     Purchase       No. of         Price per Share
     Date           Shares         (excluding commissions)
     ---------      --------       ----------------------------

     02/02/99       22,500         $11.625
     02/03/99       10,000         11.875
     02/04/99       20,000         12.125
     02/09/99       50,500         12.013
     02/09/99       87,500         12.539
     02/19/99       217,500        11.000
     02/23/99       35,000         11.375
     2/24/99        15,000         11.250
     2/25/99        600,000        11.972
     2/26/99        9,500          11.467


     (d - e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                              John R. Simplot Self-Declaration of
                              Revocable Trust


                              /s/  John R. Simplot
                              ____________________________________
                              John R. Simplot, as Trustee


Date:  March 1, 1999